UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February, 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Dear Shareholders,

The Management of Contax Participações S.A. (“Contax Participações”) hereby submits the Management’s Report, accompanied by the financial statements and the independent auditors’ report, for the fiscal year ended December 31, 2009.

The financial information contained herein was prepared and is presented in accordance with the provisions and resolutions of the Brazilian Securities and Exchange Commission (CVM) and the pronouncements of the Accounting Pronouncements Committee (CPC) effective in 2009, for the purpose of adjusting the Company’s results to Laws 11,638/07 and 11,941/09. In order to ensure better comparisons between the periods, the financial information for 2008 was also adjusted to Law 11,638/07. Except when otherwise indicated, the financial information is presented on a consolidated basis in Brazilian Reais.

Contax S.A. (“Contax”), a subsidiary of Contax Participações S.A., is one of the largest corporate service companies in Brazil and the leader in the contact center and debt collection services, with a rapidly growing service portfolio, in order to become the only specialized Business Process Outsourcing (BPO) Company with broad expertise in customer relationship management (CRM). By providing customized consulting services that differentiate it from its competitors, Contax is an integral part of its clients’ ecosystem and delivery chain and helps them make the most of their business.

Currently, Contax operates predominantly in the customer service, debt collection, telemarketing, retention, back-office and technology service segments. The Company has 71 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors that use its services, including telecommunications, finance, utilities and retail, among others. In December 2009, the Company had 78.2 thousand employees in 30 contact centers in 7 Brazilian states.

In 2009, we continued to consolidate our segment leadership. Our fully motivated and committed staff and management team remained firm in their pursuit of differentiated services and operational excellence, supporting our clients in the development of their business. As a result, despite a year which began under a cloud of uncertainty triggered by the global financial crisis that marked the end 2008, the Company recorded substantial operational growth and a big improvement in profitability and service quality, underlining its ability to deliver, at the same time, business growth, excellent customer service and returns for its shareholders.

Contax closed the year with net revenue of R$ 2,161.0 million, 21.8%, or R$ 386.3 million, higher than the previous year, and EBITDA of R$339.3 million, up by 36.5% . This outstanding result was mainly due to the increased volume of operations with existing clients, once again reaffirming their confidence in Contax’s differentiated services and its ability to deliver.

The Company’s substantial growth, not just last year, but since it began operations nine years ago, is due to a combination of three factors: (i) a motivated workforce, fully committed to providing clients with the best possible service; (ii) a structured and transparent management model which ensures the aggressive pursuit of established goals and promotes meritocracy; and (iii) an efficient operational model focused on service excellence and client satisfaction.

The Company’s success has also been aided by its infrastructure, which includes 30 fully-up-to-date sites throughout Brazil, and its continuous investments in the professional development and well-being of its employees.

Although it has only been in business for slightly more than nine years, the Company has managed to implement its strategy in a highly efficient manner, subjecting it to constant review and aligning management and staff behind its objectives.

The coming year will certainly bring some important challenges and the entire Company, from top to bottom, is fully prepared to reconsolidate its segment leadership by providing its clients with complete CRM solutions.

The creation of TODO!, a subsidiary specializing in IT solutions, is an example of the Company’s new strategic initiatives. In 2009, when it began its activities, the new firm took responsibility for the entire technology area of Contax, its first client. Even in its implementation phase, the company managed to successfully take over technology operations, thus contributing to the stability and development of the Company’s technological systems.

Strategy

Contax’s strategy has been evolving in parallel with its development cycles. In its first three years, the Company concentrated on initiating its operations, stabilizing its services and attracting clients. As of 2003, it began to structure its service portfolio and continued to grow, this time with an emphasis on high-volume, high-complexity clients. Since 2005, and in order to sustain its newly-acquired leadership, Contax has adopted the Leadership in Execution strategy, based on two main pillars: Product improvement and differentiation, and the quest for excellence in the support areas and in the operational model, with a constant focus on innovation and first-class service.

In 2009, the Company once again undertook a detailed review of its strategic plan, reaffirming certain business directions and establishing new ones in the constant pursuit of perpetuity and sustainable growth.

As a result of this review, the Company’s objectives for the coming years were set to continue developing its core business, while diversifying its service offering with new customer relationship products, and to expand its activities to Latin America.

Management Model

Contax’s management model ensures that its employees’ actions will pursue operational growth, quality and profitability. Each phase is supported by corporate targets defined by the Board of Directors and disseminated through every level of the organization. At the same time, the model defines, implements and monitors each step of the process, allowing managers to correct any possible deviations and come up with new solutions that will benefit the business management as a whole.

This highly effective model delivers excellence and adds value to the Company’s image. The resulting confidence ensures growth not only of operations with existing clients, but also by attracting new clients.

At the end of 2009 Contax had 78,200 employees, placing it among the country’s largest employers.

Our employees provide the fundamental basis for the Company’s success, being responsible for executing the operational model which guarantees its differentiated services. Their efforts are acknowledged through several in-house training programs that foster merit, as well as the health and well-being of the workforce. There are also specific professional development programs such as Degrau (Progress), which trains and prepares new supervisors, and Apareça e Cresça (Show Up and Grow), which advertises new positions internally.

The Company’s relationship with its team is based on respect and recognition. Consequently, meritocracy is one of the main directives of the Company’s human resources policy.

In line with its operational model and the commitment required from its employees to achieve operational excellence, Contax invests continuously in training. In order to realize their full potential and ensure the highest standards of service quality, staff undergo several hours of training and refresher courses in the Company’s more than 300 training rooms.

The average age of our employees is 25 and most are youngsters in their first job.

Net Operating Revenue (NOR)

Annual NOR totaled R$2,161.0 million, a hefty 21.8% up on 2008, or R$386.3 million in absolute terms, chiefly due to: i) the increased volume of operations with existing clients (R$ 240.2 million); ii) contractual adjustments to reflect cost hikes (R$ 92.6 million); iii) new business in several segments, including retail, financial and services (R$ 34.4 million); and iv) non-recurring revenue from the adjustment of a client’s contractual scope (R$ 19.1 million).

In product terms, consumer service accounted for the majority of annual NOR, with 62.8% of the total, 2.7 p.p. up on 2008, chiefly due to the entry of major new clients and the entering into force of the so-called SAC Law, governing consumer service. Telemarketing and retention accounted for 16.3% of annual NOR, down by 2.0 p.p., while debt collection accounted for 15.6%, identical to the year before.

Costs and Expenses

Costs and expenses totaled R$1,821.7 million in 2009, 19.4% up on the year before, reflecting the increase in operational volume, given that the vast majority of costs and expenses are variable and directly related to the volume of business. As a percentage of NOR, however, they fell by 1.7 p.p., from 86.0%, in 2008, to 84.3%, chiefly due to the reduction in personnel costs, in turn reflecting gains in productivity from the more efficient use of operators’ time and accurate traffic predictions, which allowed us to operate services with less resources.

Cost of Services Rendered

The annual Cost of Services Rendered totaled R$1,661.4 million, 18.5% up on 2008, although there was a 2.1 p.p. reduction in percentage-of-NOR terms from 79.0%, in 2008, to 76.9% in 2009.

• Personnel: increase of 18.5% , reflecting: i) the larger number of employees, fueled by the increase in the volume of services rendered (R$140.4 million); and ii) the pay rise resulting from the collective bargaining agreement (R$65.1 million). It is worth noting, however, that there were gains in operational productivity which reduced these costs’ relative share of net revenue, thereby improving efficiency.

• Third-party Services: growth of 16.2% , due to the increase in costs from infrastructure maintenance and facilities-related services (electricity, security, cleaning and building maintenance), related to the expansion of the Company’s operations and their supporting sites.

• Rent and Insurance: increase of 26.3% , reflecting the leasing of new sites and the contractual adjustments, plus the rental of third-party infrastructure to meet client demand while the expansion of the Company’s own operations had not yet been concluded.

Selling, General and Administrative Expenses

2009 versus 2008

SG&A Expenses accompanied the growth in the volume of operations, closing 2009 at R$148.7 million, 38.9% up on 2008, essentially due to the following factors: i) the R$20.1 million upturn in personnel expenses caused by the expansion of the management team; ii) non-recurring expenses of R$15.0 million from consulting services related to the strategic evaluation and the structuring of the product development area, as well as other specialized business support services, and to certain conditions in the stock option plan; and iii) the R$6.5 million upturn in expenses from administrative rents and facilities due to the expansion of the business support and administration area.

Other Operating Revenue and Expenses

Other Operating Revenue and Expenses totaled R$11.6 million in 2009, R$5.2 million, or 30.7% , down on the previous year, primarily due to the non-recurring reversal, in 2009, of labor contingencies, thanks to the revision of the amounts provisioned out of the total amounts involved in unresolved lawsuits, which were above their historical realization average, and gains from the more efficient management of labor litigation in general, either through the elimination of causes for future litigation or due to the successful outcome of existing lawsuits.

EBITDA1

EBITDA totaled R$339.3 million in 2009, a substantial 36.5% improvement over the year before, chiefly reflecting the higher volume of operations and increased productivity. The EBITDA margin stood at 15.7% , 1.7 p.p. up on the 2008 and the Company’s best ever annual figure.

The record EBITDA margin was primarily due to the gains in efficiency triggered by various management initiatives, but also benefited from certain non-recurring effects, such as revenue from the adaptation of old contracts to the new parameters and the reversal of labor contingencies, which were above their historical realization average. Excluding these non-recurring effects, the EBITDA margin came to 15.0%, still a substantial improvement over the year before.

Annual Data			2009 vs. 2008
EBITDA Reconciliation	2009	2008	Δ %
Net Income	139.916	92.409	51,4%
(-) Minority Interest	(634)	3	n.m.
(+) Income Tax & Social Contr.	69.339	53.456	29,7%
Operating Income	208.621	145.868	43,0%
(+) Financial Expenses	39.922	32.597	22,5%
(-) Financial Revenues	(24.531)	(32.547)	-24,6%
(+) Depreciation and Amortization	113.511	100.851	12,6%
(-) Non-operating Expenses (Income)	1.795	1.818	-1,3%
EBITDA	339.318	248.587	36,5%

___________________________
1EBITDA refers to earnings before taxes, net financial expenses, depreciation, amortization and non-operating expenses. EBITDA is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to net income or as an indicator of performance. However, the Company uses EBITDA to measure its own performance and understands that certain investors and financial analysts also do so.

The main factors impacting the 1.7 p.p. increase in the annual EBITDA margin were:

  Gain of 1.1 p.p. from improved productivity;

  Gain of 0.7 p.p. from non-recurring revenue and the reversal of contingencies, partially offset by adjustments to the stock option plan;

  Gain of 0.5 p.p. due to annual contractual adjustments, partially offset by expenses from the collective bargaining agreement;

  Gain of 0.1 p.p. from other expenses;

  Loss of 0.7 p.p. from the increase in rental and facilities costs, chiefly due to the rental of infrastructure from third parties while the Company’s own infrastructure was being prepared for operation.

Depreciation

Depreciation came to R$113.5 million in 2009, R$ 12.7 million, or 12.6% , up on 2008, reflecting the investments throughout 2008 and 2009 to support business growth.

Net Financial Result

The Net Financial Result was a negative R$15.4 million in 2009, versus a negative R$0.1 million in the previous year. The R$15.3 million reduction was chiefly due to lower returns from financial investments, in turn due to the latter’s reduced volume, lower interest rates in 2009, and higher interest expenses on loans as a result of the increase in the BNDES average debt.

Net Income

Contax posted 2009 Net Income of R$139.9 million, R$47.5 million, or 51.4% , up on 2008, mainly driven by the R$ 90.7 million upturn in EBITDA, detailed previously, partially offset by the R$ 12.7 million increase in depreciation, the R$ 15.3 million reduction in the financial result, and the R$ 15.9 million increase in income and social contribution taxes due to higher taxable income.

Net Cash2

Cash and Financial Investments closed 2009 at R$384.4 million, R$28.5 million, or 8.0% , higher than at the end of 2008, reflecting operating cash flow of R$267.1 million, partially offset by cash expenditure of R$154.5 million on the investment program, dividend payments of R$49.8 million and net disbursements of R$34.3 million in cash flow from financing activities, chiefly the result of debt amortizations.

___________________________
2 Net cash is calculated by subtracting the balance of loans and financing and leasing from the balance of cash and cash equivalents. Net Cash is not recognized by BR GAAP, does not represent cash flow for the periods in question and should not be considered as an alternative to cash or cash equivalents, nor as an indicator of performance. However, the Company uses net cash to measure its own financial and operating performance and understands that certain investors and financial analysts also do so.

Gross debt closed 2009 at R$218.6 million, R$25.3 million down on December 2008, essentially due to the amortization of BNDES loan installments and leasing contracts. As a result, Contax’s year-end Net Cash position stood at R$165.8 million, R$53.8 million more than at the end of 2008.

Annual Data			2009 vs. 2008
Net Cash Reconciliation	2009	2008	Δ %
(+) Cash and equivalents	357.853	355.928	0,5%
(+) Financial Investments	26.590	-	n.m.
(-) Loans & financing	(204.591)	(217.969)	-6,1%
(-) Leasing	(14.017)	(25.970)	-46,0%
Net Cash	165.835	111.989	48,1%

n.m. not measured

Investments (CAPEX)

Annual investments totaled R$159.2 million, R$8.4 million, or 5.0% , less than in 2008, most of which went to support business growth through the construction of new sites (in Pernambuco, São Paulo, Rio de Janeiro and Rio Grande do Sul) and to technology, for new operations and for the internalization of services previously handled by third parties hired by the Company while it was concluding the preparation of its own sites.

Contax Participações S.A. is a Brazilian publicly-held company, whose corporate purpose is to invest in other civil and commercial entities, as a partner, shareholder or quotaholder, in Brazil or abroad. At the close of 2009, the Company’s total capital stock comprised 5,772,435 common shares and 9,170,250 preferred shares. The Company has a wholly owned subsidiary named Contax, offering contact center, debt collection and other customer relationship services between clients and their consumers, and retains an 80% controlling stake in TODO! Soluções em Tecnologia.

Share Buyback Program

In 2009, Contax initiated its fifth share buyback program limited to a maximum of 174,999 common shares and 486,250 preferred shares, that can be executed until October 27, 2010.

Reverse Split and Simultaneous Split of shares

On January 18, 2010 the Company executed a reverse split and simultaneous split of shares in order to: i) reduce administrative and operating costs; ii) improve the efficiency of the registration, control and information disclosure systems; iii) reduce potential information and communication errors, thus improving shareholder service; iv) maintain the market price of the shares at an attractive trading level, thereby improving their liquidity.

From January 18, 2010, the Company’s shares have begun trading exclusively in the proportion resulting from the reverse split and simultaneous split of shares. As a result of the operation, there are now 59,770,600 shares, 23,089,600 of which common and 36,681,000 preferred.

Dividend Proposal

Management is proposing to pay dividends on 2009 net income after the due allocations determined by the law, subject to approval by the Annual General Meeting (AGM). The proposed payment totals R$ 90.0 million, equivalent (if approved) to R$ 1.52 per share, already considering the new number of shares following the reverse split and split on January 18, 2010. If approved, this represents common (ON) and preferred (PN) dividend yields of 5.7% and 6.1%, respectively, considering share prices at the close of the year.

Brazil has been taking important steps towards becoming an important global player. Its ability to recover during the recent crisis has put it in an outstanding position. On the domestic front, the maintenance, and even the increase of available income, chiefly due to controlled inflation and real wage growth, has allowed new consumers to enter the market. In addition, certain specific market segments, despite being mature, are highly attractive.

These macroeconomic factors have positively influenced the Brazilian contact center industry, which continues to present high growth potential. According to IDC, the sector should record average annual growth of 12% over the next three years. There are also attractive opportunities in the international market. Contax’s strategy in the coming years includes starting activities to move into Latin America, following its existing clients as they expand their business abroad, as well as capturing new clients.

Contax is also working to expand its services into specific contracting segments, where its presence is limited as yet. One such example is the government sector, for which we are planning specially designed solutions. We are also looking into new solutions for emerging demand from companies in the telecom, financial services and pay TV sectors, where the number of consumers is growing and where fierce competition and the regulatory framework require excellent customer relations.

There are also prospects of new services which are in line with the company’s profile and core competencies. In addition to the technology services offered by the subsidiary Todo! since 2009, Contax will increase, in the following years, its presence into on-site sales and more structured and intensive back-office operations in the customer service, sales, credit and debt collection areas.

The opening of these new fronts, combined with the continuous consolidation of its contact center and debt collection services, will make the Company Latin America’s only business process outsourcing (BPO) company with broad expertise in customer relationship management (CRM).

Deloitte Touche Tohmatsu Auditores Independentes have been responsible for the external audit of the Company and its subsidiaries since 2009. In the last fiscal year, no supplementary or consulting services were contracted with this firm, whose focus remained exclusively on the external audit related to the examination of the financial statements.

The Management of Contax Participações would like to thank all our shareholders, clients and suppliers for their support and confidence in our Company, and especially our employees, without whose dedication and personal effort the substantial growth of our business would have been impossible. The satisfaction of our clients and, consequently, of the consumers of their respective products and/or services, is and will remain our priority. We will continue to work with a highly motivated team, creating pioneering solutions and fully aware of the problems and needs of a competitive marketplace, ensuring that our clients, suppliers and partners are involved in the same challenges.

Rio de Janeiro, February 23, 2010
Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.